# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoorDash, Inc., CIK 0001792789
CUSIP: 25809K105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 303 2nd Street, South Tower,, 8th Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000895421-25-000189
Filed by CIK 0001832617

## Reporting persons
- Tony Xu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 27,646,692; shared voting power 0; sole dispositive power 11,393,169; shared dispositive power 0; aggregate amount beneficially owned 27,646,692 (6.6% of the class)

## Item 1. Issuer
Name of issuer: DoorDash, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107

## Item 2. Person Filing
Name of person filing: Tony Xu
Address of principal business office or, if none, residence:
c/o DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107
Citizenship: Tony Xu is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, (i) 1,500 shares of Class A Common Stock were held by Mr. Xu, (ii) 3,238,536 shares of Class B Common Stock were held by Mr. Xu, (iii) 305,425 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 3 Trust Under OBX Family Trust, (iv) 305,425 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 3 Trust Under TBX Family Trust, (v) 288,650 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 4 Trust Under Library Trust, (vi) 2,113,302 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 3 Trust Under TXX Annuity Trust #2, (vii) 1,643,690 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 2 Trust Under TXX Annuity Trust #3, (viii) 1,744,157 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 3 Trust Under TXX Annuity Trust #1, and (ix) 1,752,484 shares of Class B Common Stock were subject to stock options held by Mr. Xu and exercisable within 60 days of December 31, 2024.

In addition, Mr. Xu had voting power over (i) 16,221,883 shares of Class B Common Stock and (ii) 31,640 shares of Class B Common Stock that certain other stockholders of the Issuer have the right to acquire in connection with the exercise of stock options or the vesting of restricted stock units within 60 days of December 31, 2024, and over which, under all but certain limited circumstances, Mr. Xu holds an irrevocable proxy, pursuant to a voting agreement between Mr. Xu and such stockholders (the "voting agreement").

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
Percent of class:
6.6

The ownership percentage above is calculated based on 395,600,551 shares of Class A Common Stock outstanding as of December 31, 2024, as confirmed to Mr. Xu by the Issuer, which number includes shares, subject to stock options and restricted stock units, beneficially held by Mr. Xu and exercisable within 60 days of December 31, 2024, plus the assumed conversion of 25,861,068 shares of Class B Common Stock deemed beneficially owned by Mr. Xu, as described herein, into shares of Class A Common Stock. For purposes hereof, shares reported as beneficially owned by Mr. Xu include shares held by certain other stockholders of the Issuer or which such other stockholders have the right to acquire within 60 days of December 31, 2024, over which, under all but certain limited circumstances, Mr. Xu holds an irrevocable proxy pursuant to the voting agreement.
Sole power to vote or to direct the vote: 27,646,692
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,393,169
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tony Xu: /s/ Tony Xu, Tony Xu (02/13/2025)